Exhibit 22.1
List of Subsidiary Guarantors and Subsidiary Issuers of Guaranteed Securities

From time to time Freeport-McMoRan Inc. (FCX) may issue debt securities under a registration statement on Form S-3 filed with the Securities and Exchange Commission that are fully and unconditionally guaranteed by Freeport-McMoRan Oil & Gas LLC, a Delaware limited liability company, 100-percent-owned subsidiary of FCX Oil & Gas LLC and indirect subsidiary of FCX.

Freeport Minerals Corporation (FMC), a Delaware corporation, is a 100-percent-owned subsidiary of FCX and an issuer of senior notes and debentures that are guaranteed by FCX.

The following are senior notes and debentures issued by FMC and guaranteed by FCX as of December 31, 2022:
•7 1/8% Debentures due 2027
•9½% Senior Notes due 2031
•6 1/8% Senior Notes due 2034